UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of September 2006

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In September 2006, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release dated September 1, 2006: “Sanofi Pasteur begins shipments of influenza vaccine”
Exhibit 99.2	Press Release dated September 4, 2006: “New clinical data show enoxaparin significantly reduces the risk of repeat heart attacks and stroke in patients undergoing percutaneous coronary intervention (PCI)”
Exhibit 99.3	Press Released dated September 7, 2006: “Sanofi-aventis withdraws European application for marketing authorization for dronedarone (MULTAQ™) in the treatment of Atrial Fibrillation/Atrial Flutter”
Exhibit 99.4	Press Release dated September 7, 2006: “European Commission expands indication for Plavix® (clopidogrel bisulfate)”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2006	SANOFI-AVENTIS
	By:	/s/ Patricia Kodyra
Name: Patricia Kodyra Title: Associate Vice President Financial and Securities Law

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release dated September 1, 2006: “Sanofi Pasteur begins shipments of influenza vaccine”
Exhibit 99.2	Press Release dated September 4, 2006: “New clinical data show enoxaparin significantly reduces the risk of repeat heart attacks and stroke in patients undergoing percutaneous coronary intervention (PCI)”
Exhibit 99.3	Press Released dated September 7, 2006: “Sanofi-aventis withdraws European application for marketing authorization for dronedarone (MULTAQ™) in the treatment of Atrial Fibrillation/Atrial Flutter”
Exhibit 99.4	Press Release dated September 7, 2006: “European Commission expands indication for Plavix® (clopidogrel bisulfate)”

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